UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25                    SEC FILE NUMBER
                                                                     0-25538
                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
                                                                    CUSIP NUMBER
                                                                     878330 10 9

                  For Period Ended:  December 31, 1998
                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition  Report  on Form 11-K
                  [ ] Transition  Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:  ____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
TECHE HOLDING COMPANY
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
211 WILLOW STREET
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City, State and Zip Code
FRANKLIN, LOUISIANA  70538

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)    The   reasons  described   in  reasonable  detail  in
                           Part III of this form could not be eliminated without
                           unreasonable effort or expense;
         [X]        (b)    The  subject   annual  report,  semi-annual   report,
                           transition  report on Form 10-K,  Form 20-F,  11-K or
                           Form N-SAR, or portion  thereof,  will be filed on or
                           before  the  fifteenth  calendar  day  following  the
                           prescribed due date; or the subject  quarterly report
                           of transition report on Form 10-Q, or portion thereof
                           will be filed on or  before  the fifth  calendar  day
                           following the prescribed due date; and
         [ ]        (c)    The accountant's statement  or other exhibit required
                           by  Rule 12b-25(c) has  been  attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Due to the unavailability of certain quantitative financial data regarding market risk necessary to complete the subject report, the subject report could not be timely filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     J.L. Chauvin              (318)               828-3212
     ------------              -----               --------
        (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              TECHE HOLDING COMPANY
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    February 15, 1999         By  /s/ J. L. CHAUVIN
     -----------------------         ----------------------------------
                                     J. L. Chauvin,  Senior  Vice  President and
                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).